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                           December 22, 2020

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       Driven Brands Holdings Inc.
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001804745

       Dear Mr. Fitzpatrick:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1, filed December 17, 2020

       Impact of COVID-19, page 11

   1. We note your response to comment 5; however, we were unable to find disclosure on page
                                                        12 of your amended
filing quantifying the impact of COVID-19 on your operations.
                                                        Therefore, please amend
your filing to quantify the decline in your sales volumes due to
                                                        COVID-19, and the
extent to which your sales have recovered. In this regard, we note your disclosure that
sales volumes began to decline in late March 2020 as the pandemic worsened in the markets
in which Driven Brands operates and federal, state, provincial and local governments
implemented stricter guidelines and policies, including stay-at-
                                                        home orders and the
closure of non-essential businesses,    and your disclosure on page 32
                                                        that    [a]s a result
of the ongoing COVID-19 pandemic, [y]our locations have also experienced
significantly reduced customer traffic and sales volume due to changes in consumer behavior.
Please make conforming changes to your filing to quantify the
 Jonathan Fitzpatrick
Driven Brands Holdings Inc.
December 22, 2020
Page 2
       impact of COVID-19 on your operations, including to your Management's Discussion and
       Analysis of Financial Condition and Results of Operations, where you discuss the impact of COVID-19 on your results of operations for the periods presented. Risk Factors
Risks Relating to Our Business
"Our failure or our franchisees    and independent operators    failure to
comply . . .", page 37

2. We note your disclosure that "[a] significant percentage of [y]our franchisees in the
       United States have availed themselves of borrowings under the Paycheck Protection
       Program." Please quantify the "significant percentage."
Risks Related to this Offering and Ownership of Our Common Stock
"We will be required to pay our existing owners for certain tax benefits . . ..", page 55

3. We note your amended disclosure that if you breach any of your material obligations under the Tax Receivable Agreement, you "will be required to make a payment equal to the present value of future payments under the income tax receivable agreement." To provide context for investors regarding the extent of your obligations under the Tax
       Receivable Agreement, please provide an estimate of the current amount that you would be required to pay if you were to breach any of your material obligations, if estimable.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-
3380 if you have questions regarding comments on the financial statements and related matters.
Please contact Katherine Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameJonathan Fitzpatrick
                                                              Division of
Corporation Finance
Comapany NameDriven Brands Holdings Inc.
                                                              Office of Trade &
Services
December 22, 2020 Page 2
cc:       John C. Kennedy
FirstName LastName